UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

Under the Securities Exchange Act of 1934

(Amendment No. 1)

CardioVascular BioTherapeutics, Inc.
(Name of Issuer)
Common stock, par value $0.001 per share
(Title of Class of Securities)
141607101
(CUSIP Number)
Melvin Weinberg, Esq. Troutman Sanders LLP 405 Lexington Avenue New York, New York 10174 (212) 704-6000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
April 28, 2009
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box  ☐.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Frédéric M. Chanson
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS PF
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Switzerland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
	7	SOLE VOTING POWER

3,704,049 (1)

	8	SHARED VOTING POWER

3,700,000 (2)

	9	SOLE DISPOSITIVE POWER

3,704,049 (1)

	10	SHARED DISPOSITIVE POWER 3,700,000 (2)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,404,049 (3)
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.7% (154,696,907 shares of common stock of the Issuer were issued and outstanding as of November 10, 2008 as reported in the Issuer’s Form 10-Q for the quarterly period ended September 30, 2008, filed with the Securities and Exchange Commission on November 19, 2008)

14		TYPE OF REPORTING PERSON IN

(1) Includes warrants to purchase 400,000 shares of Common Stock.

(2) Consists of warrants to purchase 3,700,000 shares of Common Stock.

(3) Consists of (A) 3,304,049 shares Common Stock and (B) warrants to purchase 4,100,000 shares of Common Stock.

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS FirmInvest AG
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS BK
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Switzerland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
	7	SOLE VOTING POWER

0

	8	SHARED VOTING POWER

3,700,000*

	9	SOLE DISPOSITIVE POWER

0

	10	SHARED DISPOSITIVE POWER 3,700,000*
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,700,000*
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.3% (154,696,907 shares of common stock of the Issuer were issued and outstanding as of November 10, 2008 as reported in the Issuer’s Form 10-Q for the quarterly period ended September 30, 2008, filed with the Securities and Exchange Commission on November 19, 2008)

14		TYPE OF REPORTING PERSON CO

* Consists of warrants to purchase 3,700,000 shares of Common Stock

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Colin J. Abraham
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS PF
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
	7	SOLE VOTING POWER

73,000

	8	SHARED VOTING POWER

0

	9	SOLE DISPOSITIVE POWER

73,000

	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 73,000
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
Less than 1% (154,696,907 shares of common stock of the Issuer were issued and outstanding as of November 10, 2008 as reported in the Issuer’s Form 10-Q for the quarterly period ended September 30, 2008, filed with the Securities and Exchange Commission on November 19, 2008)

14		TYPE OF REPORTING PERSON IN

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Hanspeter Brunner
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS PF
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Switzerland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
	7	SOLE VOTING POWER

90,000

	8	SHARED VOTING POWER

0

	9	SOLE DISPOSITIVE POWER

90,000

	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 90,000
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
Less than 1% (154,696,907 shares of common stock of the Issuer were issued and outstanding as of November 10, 2008 as reported in the Issuer’s Form 10-Q for the quarterly period ended September 30, 2008, filed with the Securities and Exchange Commission on November 19, 2008)

14		TYPE OF REPORTING PERSON IN

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Iain Little
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS PF
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
	7	SOLE VOTING POWER

20,000

	8	SHARED VOTING POWER

0

	9	SOLE DISPOSITIVE POWER

20,000

	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,000
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
Less than 1% (154,696,907 shares of common stock of the Issuer were issued and outstanding as of November 10, 2008 as reported in the Issuer’s Form 10-Q for the quarterly period ended September 30, 2008, filed with the Securities and Exchange Commission on November 19, 2008)

14		TYPE OF REPORTING PERSON IN

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Clifton Melvin
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS PF
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
	7	SOLE VOTING POWER

83,000

	8	SHARED VOTING POWER

0

	9	SOLE DISPOSITIVE POWER

83,000

	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 83,000
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
Less than 1% (154,696,907 shares of common stock of the Issuer were issued and outstanding as of November 10, 2008 as reported in the Issuer’s Form 10-Q for the quarterly period ended September 30, 2008, filed with the Securities and Exchange Commission on November 19, 2008)

14		TYPE OF REPORTING PERSON IN

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Thomas Reis
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS PF
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Switzerland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
	7	SOLE VOTING POWER

85,000

	8	SHARED VOTING POWER

0

	9	SOLE DISPOSITIVE POWER

85,000

	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 85,000
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
Less than 1% (154,696,907 shares of common stock of the Issuer were issued and outstanding as of November 10, 2008 as reported in the Issuer’s Form 10-Q for the quarterly period ended September 30, 2008, filed with the Securities and Exchange Commission on November 19, 2008)

14		TYPE OF REPORTING PERSON IN

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Stephan Rietiker
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS PF
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Switzerland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
	7	SOLE VOTING POWER

100,000

	8	SHARED VOTING POWER

0

	9	SOLE DISPOSITIVE POWER

100,000

	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 100,000
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
Less than 1% (154,696,907 shares of common stock of the Issuer were issued and outstanding as of November 10, 2008 as reported in the Issuer’s Form 10-Q for the quarterly period ended September 30, 2008, filed with the Securities and Exchange Commission on November 19, 2008)

14		TYPE OF REPORTING PERSON IN

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Thomas Stegmann, M.D.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS PF
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Germany
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
	7	SOLE VOTING POWER

27,866,055*

	8	SHARED VOTING POWER

0

	9	SOLE DISPOSITIVE POWER

27,866,055*

	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 27,866,055 *
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
18% (154,696,907 shares of common stock of the Issuer were issued and outstanding as of November 10, 2008 as reported in the Issuer’s Form 10-Q for the quarterly period ended September 30, 2008, filed with the Securities and Exchange Commission on November 19, 2008)

14		TYPE OF REPORTING PERSON IN

*Includes options to purchase 50,000 shares of Common Stock.

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Jorge Wengle
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS PF
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Switzerland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
	7	SOLE VOTING POWER

850,000 *

	8	SHARED VOTING POWER

0

	9	SOLE DISPOSITIVE POWER

850,000 *

	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 850,000 *
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
Less than 1.0% (154,696,907 shares of common stock of the Issuer were issued and outstanding as of November 10, 2008 as reported in the Issuer’s Form 10-Q for the quarterly period ended September 30, 2008, filed with the Securities and Exchange Commission on November 19, 2008)

14		TYPE OF REPORTING PERSON IN

* Includes options to purchase 700,000 shares of Common Stock.

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Stefan Winzeler
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS PF
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Switzerland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
	7	SOLE VOTING POWER

160,000

	8	SHARED VOTING POWER

0

	9	SOLE DISPOSITIVE POWER

160,000

	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 160,000
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
Less than 1% (154,696,907 shares of common stock of the Issuer were issued and outstanding as of November 10, 2008 as reported in the Issuer’s Form 10-Q for the quarterly period ended September 30, 2008, filed with the Securities and Exchange Commission on November 19, 2008)

14		TYPE OF REPORTING PERSON IN

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Urs Stirnimann
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS PF
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Switzerland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
	7	SOLE VOTING POWER

0

	8	SHARED VOTING POWER

0

	9	SOLE DISPOSITIVE POWER

0

	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14		TYPE OF REPORTING PERSON IN

This Amendment (“Amendment”) amends and supplements the original Statement on Schedule 13D filed on January 8, 2009 (the “Original Schedule 13D”) by Frédéric M. Chanson, FirmInvest AG, Colin James Abraham, Hanspeter Brunner, Iain Little, Clifton Melvin, Thomas Reis, Stephan Rietiker, M.D., Thomas Stegmann, M.D., Urs Stirnimann, Jorge Wengle and Stefan Winzeler (collectively, the “Reporting Persons”), with respect to the common stock, par value $0.001 per share (the “Common Stock”), of CardioVascular BioTherapeutics, Inc., a Delaware corporation (the “Issuer”). The Reporting Persons are filing this Amendment to update certain information with respect to the “group” status and any deemed beneficial ownership reported in the Original Schedule 13D. Unless otherwise stated, the information set forth in the Original Schedule 13D remains accurate in all respects.

On April 22, 2008, Mr. Chanson resigned as a member of the Board of Directors of the Issuer. On April 28, 2009, Mr. Chanson sent notice to the Issuer revoking the notice, dated December 19, 2008, pursuant to which he notified the Issuer of his then intention to nominate Messrs. Chanson, Abraham, Brunner, Little, Melvin, Reis, Stirnimann, Wengle and Winzeler and Drs. Rietiker, Stegmann for election as directors at the Issuer’s 2009 Annual Meeting of Stockholders (the “Annual Meeting”), effectively ending the relationship among the Reporting Persons with respect to the Issuer. Accordingly, any “group” status, as such term is used in Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, that may have been deemed pursuant to Mr. Chanson’s intention to nominate Messrs. Chanson, Abraham, Brunner, Little, Melvin, Reis, Stirnimann, Wengle and Winzeler and Drs. Rietiker, Stegmann for election as directors at the Annual Meeting has ended. The Reporting Persons are filing this Amendment to reflect such changes.

Item 1.	Security and Issuer.

No material change

Item 2.	Identity and Background.

No material change

Item 3.	Source and Amount of Funds or Other Consideration.

No material change

Item 4.	Purpose of Transaction.

Item 4 is hereby amended and restated in its entirety and replaced by the following:

The shares of Common Stock have been acquired by the Reporting Persons for investment purposes. Except for the actions referred to in the proceeding sentence, none of the Reporting Persons on behalf of whom this Statement is filed currently has other plans or proposals that relate to or would result in any of the consequences listed in paragraphs (a) through (j) of Item 4 of Schedule 13D. Each of the Reporting Persons intends to review on a continuing basis the investments it has in the Issuer and based on such continuing review, and all other factors deemed relevant, such Reporting Persons may sell or seek the sale of all or part of the shares of Common Stock or seek to increase its holdings of shares of Common Stock.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety and replaced by the following:

(a)	(i) Mr. Chanson is the beneficial owner of 7,404,049 shares of Common Stock, or 4.7% of the outstanding shares of Common Stock (includes warrants to purchase 4,100,000 shares of Common Stock).
(ii) FirmInvest AG is the beneficial owner of 3,700,000 shares of Common Stock, or 2.3% of the outstanding shares of Common Stock (consists of warrants to purchase 3,700,000 shares of Common Stock).

(iii) Mr. Abraham is the beneficial owner of 73,000 shares of Common Stock, or less than 1% of the outstanding shares of Common Stock.
(iv) Mr. Brunner is the beneficial owner of 90,000 shares of Common Stock, or less than 1% of the outstanding shares of Common Stock.
(v) Mr. Little is the beneficial owner of 20,000 shares of Common Stock, or less than 1% of the outstanding shares of Common Stock.
(vi) Mr. Melvin is the beneficial owner of 83,000 shares of Common Stock, or less than 1% of the outstanding shares of Common Stock.
(vii) Mr. Reis is the beneficial owner of 85,000 shares of Common Stock, or less than 1% of the outstanding shares of Common Stock.
(viii) Dr. Rietiker is the beneficial owner of 100,000 shares of Common Stock, or less than 1% of the outstanding shares of Common Stock.
(ix) Dr. Stegmann is the beneficial owner of 27,866,055 shares of Common Stock, or 18.7% of the outstanding shares of Common Stock (includes options to purchase 50,000 shares of Common Stock).
(x) Mr. Wengle is the beneficial owner of 850,000 shares of Common Stock, or less than 1% of the outstanding shares of Common Stock (includes options to purchase 700,000 shares of Common stock.
(xi) Mr. Winzeler is the beneficial owner of 160,000 shares of Common Stock, or less than 1% of the outstanding shares of Common Stock.
(xii) Mr. Stirnimann does not own any shares of Common Stock.
The Reporting Persons are not a “group,” as such term is used in Section 13(d)(3) of the Securities Exchange Act of 1934, as amended. The percentages used herein are based upon the 154,696,907 shares of Common Stock reported to be outstanding as of November 10, 2008 by the Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2008, filed with the Securities and Exchange Commission on November 19, 2008
(b)	(i) Mr. Chanson has sole power to vote or direct the vote and sole power to dispose or direct the disposition of 3,704,049 shares of Common Stock (includes warrants to purchase 400,000 shares of Common Stock). Mr. Chanson has authority, in the name and on behalf of FirmInvest AG, to vote or direct the vote and dispose or direct the disposition of the Common Stock held by FirmInvest AG. As a result, Mr. Chanson may be deemed to have shared power to vote or direct the vote and to dispose or direct the disposition of the 3,700,000 shares of Common Stock issuable upon the exercise of warrants held by FirmInvest AG.
(ii) FirmInvest AG does not have sole power to vote or direct the vote or sole power to dispose or direct the disposition of any shares of Common Stock. Mr. Chanson has authority, in the name and on behalf of FirmInvest AG, to vote or direct the vote and dispose or direct the disposition of the Common Stock held by FirmInvest AG. As a result, Mr. Chanson may be deemed to have shared power to vote or direct the vote and to dispose or direct the disposition of the 3,700,000 shares of Common Stock issuable upon the exercise of warrants held by FirmInvest AG.
(iii) Mr. Abraham has sole power to vote or direct the vote and sole power to dispose or direct the disposition of 73,000 shares of Common Stock. Mr. Abraham does not have shared power to vote or direct the vote or shared power to dispose or direct the disposition of any shares of Common Stock.
(iv) Mr. Brunner has sole power to vote or direct the vote and sole power to dispose or direct the disposition of 90,000 shares of Common Stock. Mr. Brunner does not have shared power to vote or direct the vote or shared power to dispose or direct the disposition of any shares of Common Stock.
(v) Mr. Little has sole power to vote or direct the vote and sole power to dispose or direct the disposition of 20,000 shares of Common Stock. Mr. Little does not have shared power to vote or direct the vote or shared power to dispose or direct the disposition of any shares of Common Stock.
(vi) Mr. Melvin has sole power to vote or direct the vote and sole power to dispose or direct the disposition of 83,000 shares of Common Stock. Mr. Melvin does not have shared power to vote or direct the vote or shared power to dispose or direct the disposition of any shares of Common Stock.
(vii) Mr. Reis has sole power to vote or direct the vote and sole power to dispose or direct the disposition of 85,000 shares of Common Stock. Mr. Reis does not have shared power to vote or direct the vote or shared power to dispose or direct the disposition of any shares of Common Stock.
(viii) Dr. Rietiker has sole power to vote or direct the vote and sole power to dispose or direct the disposition of 100,000 shares of Common Stock. Dr. Rietiker does not have shared power to vote or direct the vote or shared power to dispose or direct the disposition of any shares of Common Stock.
(ix) Dr. Stegmann has sole power to vote or direct the vote and sole power to dispose or direct the disposition of 27,866,055 shares of Common Stock (includes options to purchase 50,000 shares of Common Stock). Dr. Stegmann does not have shared power to vote or direct the vote or shared power to dispose or direct the disposition of any shares of Common Stock.
(x) Mr. Wengle has sole power to vote or direct the vote and sole power to dispose or direct the disposition of 850,000 shares of Common Stock (includes options to purchase 700,000 shares of Common Stock). Mr. Wengle does not have shared power to vote or direct the vote or shared power to dispose or direct the disposition of any shares of Common Stock.
(xi) Mr. Winzeler has sole power to vote or direct the vote and sole power to dispose or direct the disposition of 160,000 shares of Common Stock. Mr. Winzeler does not have shared power to vote or direct the vote or shared power to dispose or direct the disposition of any shares of Common Stock.
(xii) Mr. Stirnimann does not own any shares of Common Stock.
(c)

(i) No Reporting Person has effected any transactions in the Common Stock during the sixty (60) days preceding the date of this Schedule 13D, except that Dr. Stegmann and Mr. Wengle have effected the following open market sale transactions:

Dr. Stegmann:
Date	Number of Shares	Price
March 25, 2009	21,692	$0.24
March 27, 2009	50,000	$0.22
March 27, 2009	41,030	$0.23
March 30, 2009	350	$0.23
March 30, 2009	50,000	$0.22
April 1, 2009	3,620	$0.23
April 1, 2009	20,000	$0.22
April 1, 2009	50,000	$0.21
April 6, 2009	30,000	$0.20
April 6, 2009	30,000	$0.21
April 7, 2009	50,000	$0.20
April 9, 2009	100,000	$0.17
April 9, 2009	100,000	$0.18
April 13, 2009	100,000	$0.19
April 14, 2009	100,000	$0.18
April 14, 2009	34,154	$0.19
April 15, 2009	17,000	$0.18
April 15, 2009	57,129	$0.17
April 15, 2009	10,500	$0.19
April 16, 2009	50,000	$0.17
April 16, 2009	25,600	$0.18
April 17, 2009	50,000	$0.17
Mr. Wengle:
Date	Number of Shares	Price
February 20, 2009	98,000	$0.31
February 23, 2009	100,000	$0.22
February 26, 2009	182,980	$0.24
February 27, 2009	194,020	$0.22

(d)	Not applicable.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Not applicable.

Item 7.	Material to be Filed as Exhibits.

Exhibit No. 2.1	Description Joint Filing Agreement pursuant to Rule 13d-1(k) (incorporated by reference to the Original Schedule 13D filed by the Reporting Persons on January 8, 2009).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE: May 12, 2009	/s/ Frédéric M. Chanson Frédéric M. Chanson

/s/ Colin James Abraham Colin James Abraham

/s/ Hanspeter Brunner Hanspeter Brunner

/s/ Iain Little Iain Little

/s/ Clifton Melvin Clifton Melvin

/s/ Thomas Reis Thomas Reis

/s/ Stephan Rietiker, M.D. Stephan Rietiker, M.D.

/s/ Thomas Stegmann, M.D. Thomas Stegmann, M.D.

/s/ Jorge Wengle Jorge Wengle

/s/ Stefan Winzeler Stefan Winzeler

/s/ Urs Stirnimann Urs Stirnimann

FIRMINVEST AG By: /s/ Frédéric M. Chanson Name: Frédéric M. Chanson Title : Chief Executive Officer